FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823



April 15, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

April 15, 2003

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to report that its directors are pleased with results to date from the ongoing drill program on the Mingan titanium prospect held by Sheridan Platinum Group Limited, some 35 km west of Rio Tinto's QIT titanium mining operation, north of Havre St. Pierre, on Quebec's North Shore.

The prospect consists of massive hemoilmenite outcrops on both sides of a narrow lake, distributed along a NW/SE corridor for about 165 metres. Seven grab samples taken from these outcrops by the property vendor last season averaged 37% TiO_2. Assays were done by Chimitec Ltd. of Val D'Or.

To date, 3 vertical holes have been drilled along this 165 metre interval. Hole #1, on the NW, returned 8.3 metres of massive hemoilmenite beneath 1.7m of overburden. The hole terminated in anorthosite at 35 metres. Hole #2, some 50 metres SE of #1, intersected intercalated anorthosite and massive hemoilmenite beneath 1.2m of overburden over 29 metres. Layers of massive material up to 7.3 metres thick occur in this interval. The hole terminated in anorthosite at 42.7 metres. Hole #3, some 165 metres SE of #1, intersected 25 metres of massive hemoilmenite beneath 4m of overburden. The hole is currently in diabase but is being continued. Assays will be reported as they are received.

Fancamp may earn a 50% interest in the property by spending $500,000 over two years.

ON BEHALF OF THE BOARD

"Peter H. Smith", President

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172